

June 4, 2010

Mr. Shaoyin Wang
CEO and President, China America Holdings, Inc.
333 E. Huhua Road
Hasting Economic & Development Area
Jiading District
Shanghai, China 201811

Re: **China America Holdings, Inc.**
Form 10-KT for the period ended September 30, 2009
Form 10-Q for the quarter eneded March 31, 2010
Form 8-K dated May 18, 2010
File No. 0-53874

Dear Mr. Wang:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KT for the period ended September 30, 2009

MD&A
Results of Operations, page 15

1. Please revise your discussion of results of operations in future annual and quarterly filings to include more comprehensive explanations of the reasons for changes in your results during the periods presented. For example, it appears to us that MD&A could be improved by addressing the following:
   - Quantify each factor that impacted revenues, including the overall impact of changes in prices and changes in volumes. To the extent applicable, consider disclosing and discussing quantities sold, average selling prices per quantity sold, and the reasons for changes during each period.

- Quantify each factor that impacted cost of sales, including changes in revenues and other factors. To the extent applicable, consider disclosing and discussing average cost of sales per quantity sold and the reasons for changes during each period. Fully address the low margin nature of your business.
- Quantify each factor that impacted other expenses, including the reasons for changes during each period. For example, specifically address the nature of and reasons for the consulting services being performed by China Direct.
- Separately disclose and discuss the results of your operating company and the results of the holding company so that investors can better understand how you determined amounts allocated to the minority owners during each period. Also, clarify the percent interest of the minority owners as disclosed in MD&A with the disclosures in your financial statements.
- Address the reasons for the construction in progress, including expected increases in capacity and current utilization rates.

2. Please provide us additional information regarding how you determined that the error you identified related to stock based compensation was not material to your financial statements.

Liquidity and Capital Resources, page 17

3. Given that your cash is not sufficient for all your capital needs including your proposed manufacturing facility in Tianjin City, please enhance your disclosures in future filings to clearly indicate the measures you are taking to obtain suitable financing. Please be specific in discussing the potential sources of cash you may be able to obtain and the related impact those terms will have on your operations. Please provide us your proposed future disclosures.

4. We note your disclosure on page 19 that you are required to contribute an additional $1,780,000 to AoHong and that the minority holders have orally agreed to extend the due date to November 20, 2010. Please enhance your discussion in future filings to discuss: the measures you are taking to ensure this balance is paid; the potential implications if you do not meet the extended deadline; and the likelihood you will need to extend the due date further and whether you anticipate being able to do so. Please provide us your proposed future disclosures.

5. Please clearly indicate whether any of your obligations require you remain in compliance with certain covenants. If your obligations are subject to covenants and if it is reasonably likely that you will not comply with those covenants, please revise future filings to disclose required ratios/amounts and actual ratios/amounts as of each reporting date and address your compliance with any other material restrictions. Such a presentation may allow investors to more easily understand your current status in meeting your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please provide us your proposed future disclosures.

6. We note your disclosure that you have an arrangement with a bank that is similar to factoring receivables. Please enhance your discussion in future filings to explain how this arrangement impacts your liquidity. Also, please further discuss the terms and limitations of these arrangements. Please provide us your proposed future disclosures.

Critical Accounting Policies – Property and Equipment, page 21

7. With a view towards future disclosure, please provide us a more specific and comprehensive discussion of the changes in circumstances that would cause you to perform an impairment analysis of your long-lived assets. Also, please tell us when your last impairment analysis was performed. If the fair values of your long-lived assets are not substantially in excess of their carrying values, please disclose the following:

- The percentage by which fair value exceeds carrying value;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainties associated with the key assumptions, and;
- A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance. Please provide us your proposed future disclosures.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

8. Please revise future annual and quarterly filing to include the loss on the disposition of property and equipment before the sub-total operating income (loss) as required by ASC 360-10-45-5.

Consolidated Statements of Cash Flows, page F-6

9. Please revise future annual and quarterly filing to only include cash receipts and cash payments in cash flows from investing activities. In this regard, it appears to us that you included reclassifications of certain deposits and prepaid expenses to property and equipment and land use rights as investing cash flows. It appears to us that you should include cash payments for deposits and prepaid expenses related to property and equipment or other productive assets when paid as investing outflows and you should disclose any subsequent reclassifications as non-cash investing activities. Refer to ASC 230-10-45.

Note 1 – Organization and Summary of Significant Accounting Policies, Organization, page F-7

10. We note you acquired a 56.08% ownership interest in AoHong in exchange for 12,500,000 shares of stock valued at $1,187,500 and a commitment to contribute $3,380,000 between September 2007 and June 2009. We also note the minority owners orally agreed to extend the due date of the remaining commitment balance of $1,780,000 to November 2010. Please help us better understand the terms of your agreements with the minority owners, including why all amounts have not yet been contributed, why the due date was extended, and what rights both you and the minority owners have in light of the delay in funding the commitment. Please provide us a detailed explanation of all the remedies available to the minority owners if the remaining balance is not funded and help us better understand how you determined that you have a 56.08% ownership interest in light of the fact that you have not fully funded your commitment.

11. Please fully explain to us how you accounted for the acquisition of AoHong and how you determined the value of the shares you issued.

12. Please provide us a comprehensive explanation of all the rights of the minority owners and an analysis of those rights, including your consideration of the provisions of ASC 810-10-25.

Note 1 – Organization and Summary of Significant Accounting Policies, Prepaid Expenses and Other Current Assets, page F-9

13. Please revise future annual and quarterly filings to classify deposits on construction in progress in long term assets.

Form 10-Q for the quarter ended March 31, 2010

Note 2 – Acquisition, page 10

14. Please tell us when you intend to file an amendment to your December 31, 2009 Form 10-Q.

15. Your disclosure indicates that you recognized a gain on the purchase of Jinqian representing the difference between the fair market value of the net assets you acquired and the purchase price. Please tell us, and disclose in future filings, the specific nature of the assets and liabilities you acquired and your basis for determining their fair values as required by ASC 805-20-50. Also, please tell us, and disclose in future filings, the reasons why the acquisition resulted in a gain as required by ASC 805-30-50.

Note 15 – Subsequent Events, page 18

16. Please provide us a more comprehensive analysis of how you considered the "most favored nations" provision when you determined the warrants should be classified in equity. Also, please tell us, and disclose in future filings, how you accounted for the warrant amendment you entered into during May 2010.

Form 8-K dated May 18, 2010

17. Based on the disclosures in your Form 8-K, we note that you intend to decrease inventory and decrease cost of sales as a result of the error in your financial statements related to not consolidating your acquisition of Jinqian. Please help us better understand the facts and circumstances related to these adjustments.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant